EXHIBIT 99.1

Golar LNG Limited: 2026 AGM Results Notification

Golar LNG Limited (the “Company”) advises that the 2026 Annual General Meeting of the Company was held on May 19, 2026 at 09:30 am (Bermuda time) at 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. The audited consolidated financial statements for the Company for the year ended December 31, 2025 were presented at the Meeting.

The following resolutions were passed:

  To set the maximum number of Directors to be not more than eight.
  To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorised to fill such vacancies as and when it deems fit.
  To re-elect Tor Olav Trøim as a Director of the Company.
  To re-elect Daniel W. Rabun as a Director of the Company.
  To re-elect Carl E. Steen as a Director of the Company.
  To re-elect Niels G. Stolt-Nielsen as a Director of the Company.
  To re-elect Lori Wheeler Naess as a Director of the Company.
  To re-elect Benoît de la Fouchardiere as a Director of the Company.
  To re-elect Mi Hong Yoon as a Director of the Company.
  To re-elect Stephen Schaefer as a Director of the Company.
  To re-appoint Ernst & Young LLP of London, England as the Company’s independent auditors and to authorise the Directors to determine their remuneration.
  To approve director fees payable to the Company’s Board of Directors of a total amount of fees not to exceed US$2,000,000.00 for the year ending December 31, 2026.

Hamilton, Bermuda

May 19, 2026

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act